SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       Commission File Number: 33-55254-39

                                   FORM 12b-25

                           Notification of Late Filing



                                  (Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-QSB  [ ] Form N-SAR

    For Period Ended:   September 30, 1999
          [ ]  Transition  Report on Form  10-K
          [ ]  Transition  Report  on Form  20-F
          [ ]  Transition  Report on Form 11-K
          [ ]  Transition  Report  on  Form  10-Q
          [ ]  Transition Report on Form N-SAR

    For the Transition Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         Part I - Registrant Information

                 Full Name of Registrant Skynet Telematics Inc.

                            Former Name if Applicable

                            Link House, 259 City Road
            Address of Principal Executive Office (Street and Number)

                            London, England EC1V 1JE
                            City, State and Zip Code

                        Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

            Management is finalizing the document to ensure accuracy.

                           Part IV - Other Information

         (1) Name and telephone number of person to contract in regard to this notification.

               Tomas George Wilmot        44 (207)          490-7900
         -------------------------------------------------------------------
                  (Name)                (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  Loss will be about $2.7 million               [X] Yes   [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Skynet Telematics Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 12, 1999                  By
                                            Tomas George Wilmot, President

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